EXHIBIT 99.2 Notice to LSE

Rio Tinto expresses its gratitude to search crews for locating missing capsule

01 February 2023

PERTH, Australia--(BUSINESS WIRE)-- Rio Tinto expresses its gratitude to Western Australia’s Department of Fire and Emergency Services for coordinating the successful search effort to locate a missing capsule lost while in transit from the company’s Gudai-Darri iron ore mine in the Pilbara, Western Australia.

Rio Tinto would also like to thank the specialist search crews from the Australian Defence Force, the Australian Radiation Protection and Nuclear Safety Agency and the Australian Nuclear Science and Technology Organisation, as well as all other support agencies, for their crucial role in the search and recovery efforts.

Rio Tinto Iron Ore Chief Executive Simon Trott said, “We are incredibly grateful for the hard work of everyone involved in finding the missing capsule.

“While the recovery of the capsule is a great testament to the skill and tenacity of the search team, the fact is it should never have been lost in the first place. I’d like to apologise to the wider community of Western Australia for the concern it has generated.

“We are taking this incident very seriously and are undertaking a full and thorough investigation into how it happened.

“This sort of incident is extremely rare in our industry, which is why we need to investigate it thoroughly and learn what we can to ensure it doesn’t happen again. As part of our investigation, we will be assessing whether our processes and protocols, including the use of specialist contractors to package and transport radioactive materials, are appropriate.”

Notes to editors

The device involved is an industrial gauge which is commonly used in the mining industry. In this instance it was being used at our Gudai-Darri mine site to measure iron ore feed in the crushing circuit of the fixed plant.

The capsule is small (6mm diameter, 8mm long), round and stainless steel, and forms part of a level sensor (gauge) that is used in some fixed plant assets.

The gauge, packed by a specialist radioactive materials handler, was collected by a transport contractor from the Gudai-Darri mine site on 12 January.

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